Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 2 to Registration Statement No. 333-162105 of our report dated June 11, 2009 (September 22, 2009 as to Notes 25 and 26 and December 4, 2009 as to the table in Note 6) relating to the financial statements of Cinemark USA, Inc. (which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to a change in method of accounting for uncertainty in income taxes) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP

Dallas, Texas
December 4, 2009